

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2016

Via Email
Mr. Patrick Evans
President and Chief Executive Officer
Mountain Province Diamonds, Inc.
161 Bay Street Suite 2315
P.O. Box 216
Toronto, Ontario, Canada MSJ 2S1

Re: Mountain Province Diamonds, Inc.
Form 20-F for the Year Ended December 31, 2015
Filed March 30, 2016
File No. 1-32468

Dear Mr. Evans:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining